LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

30 August 2005

05011272

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 30 August 2005, Re: Proposed issuance of 6-year RM500 million Bai' Bithaman Ajil Islamic Private Debt Securities by Antara Steel Mills Sdn Bhd, a 99% owned subsidiary of Lion Industries Corporation Berhad ("LICB") for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

9/19

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 30/08/2005 04:59:04 PM

Reference No LI-050830-1597F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ISSUANCE OF 6-YEAR RM500 MILLION BAI' BITHAMAN AJIL ISLAMIC PRIVATE DEBT SECURITIES ("BaIDS") BY ANTARA STEEL MILLS SDN BHD ("ANTARA"), A 99% OWNED SUBSIDIARY OF LION INDUSTRIES CORPORATION BERHAD ("LICB")

* **Contents :-**

Further to the announcements dated 15 September 2004, 4 March 2005, 30 March 2005 and 1 June 2005, the Board of Directors of LICB is pleased to announce that Antara has, on 30 August 2005, completed the issuance of the 6-year RM500.0 million nominal value BaIDS.

AmMerchant Bank Berhad is the primary subscriber of the BaIDS.

The aforesaid BaIDS has been assigned a final rating of $A+_{ID}$ by Malaysian Rating Corporation Berhad.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

30 AUG 2005